FOIA Confidential Treatment Requested

Pursuant to Rule 83 by Cobalt International Energy, Inc.

November 20, 2012

Re:                             Cobalt International Energy, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”)
Filed February 21, 2012

Comment Letter No. 2 dated October 26, 2012

File No. 1-34579

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Hiller:

This letter is in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 26, 2012.  We have set forth the Staff’s comments followed by the Company’s response.  The terms “we”, “us”, and “our” used herein also refer to the Company.

The Company has requested confidential treatment of certain portions of its response to Comment No. 1 below and its response to Comment No. 2 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [***Omitted***]. A complete paper copy of this letter, including the portions for which confidential treatment is requested, is being provided supplementally to the Staff. The Company respectfully requests that we be notified immediately in accordance with the Company’s confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the omitted confidential information.

Form 10-K for the Fiscal Year ended December 31, 2011

General

l.                                         We understand that you would prefer to limit compliance with our prior comments to future filings and will consider your request. However, you should nevertheless submit draft revisions to the disclosures in your annual report with your next reply, reflecting all of the specific revisions you propose in response to prior comments 1, 2, 3, 4 and 5; and those necessary to resolve the additional comments in this letter.

In response to this comment, set forth below (in the order of the Staff’s original comments) are our proposed indicative disclosures to be included in our Annual Report on Form 10-K for the year ending December 31, 2012.  Please note that these draft disclosures may be amended in our Annual Report on Form 10-K for the year ending December 31, 2012 depending on facts and circumstances and that quantitative information concerning our operations for the year ending December 31, 2012 will need to be compiled after year-end. In addition, please note that based

1

Mr. Karl Hiller	2	November 20, 2012

Confidential Treatment Requested
By Cobalt International Energy, Inc.

on the Staff’s original comments, we have already revised certain disclosures in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012. Those revisions are also set forth below.

Prior Comment #1.  In response to the prior comment #1 in the Staff’s letter dated September 13, 2012, we intend to include the following draft disclosure in our Annual Report on Form 10-K for the year ending December 31, 2012 following the “Prior Drilling Results” section of Item 1:

Drilling Statistics

The following table sets forth information with respect to the gross and net oil and gas wells we drilled during the periods and in the geographical areas indicated.  The information presented is not necessarily indicative of future performance, and should not be interpreted to present any correlation between the number of productive wells drilled and quantities or economic value of any reserves found. A dry well is an exploratory, appraisal or development well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

	U.S. Gulf of Mexico						West Africa
	2012		2011		2010 (3)		2012		2011		2010
Wells Drilled	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Exploratory (1)
Productive (2)	TBD	TBD	—	—	—	—	TBD	TBD	—	—	—	—
Dry	TBD	TBD	—	—	2	0.9	TBD	TBD	—	—	—	—
Total	TBD	TBD	—	—	2	0.9	TBD	TBD	—	—	—	—

(1)         We did not drill any development wells in the U.S. Gulf of Mexico or West Africa during the fiscal years ended December 31, 2012, 2011 and 2010, respectively.

(2)         Productive wells include wells that have been drilled to the targeted depth and prove, in our opinion, to be capable of producing either oil or gas in sufficient quantities that will justify completion as an oil or gas well.

(3)         The wells noted include our Criollo #1 and Firefox #1 exploratory oil wells.

The following table sets forth information with respect to the gross and net oil and gas wells that are currently drilling (including wells that are temporarily suspended) as of the date of this Annual Report on Form 10-K, but does not include oil and gas wells that have been drilled to their targeted depth and have subsequently been either temporarily or permanently plugged and abandoned.

U.S. Gulf of Mexico		West Africa
Gross	Net	Gross	Net
TBD	TBD	TBD	TBD

Acreage Data

U.S. Gulf of Mexico.  As of December 31, 2012, we owned working interests in 246 blocks within the deepwater U.S. Gulf of Mexico, representing 1,524,710 gross (827,885 net) undeveloped acres.  We do not currently own any working interests in developed acreage in the U.S. Gulf of Mexico, although exploratory and appraisal wells have discovered hydrocarbons at our Heidelberg and Shenandoah prospects, but development projects on those prospects have not yet been sanctioned.  The Heidelberg prospect covers leases representing 23,040 gross (2,160 net) acres and the Shenandoah prospect covers leases representing 11,520 gross (2,304 net) acres.  If development projects related to our Heidelberg and Shenandoah discoveries are sanctioned, we will evaluate which acreage associated with these prospects could then be classified as developed acreage.  Most of our U.S. Gulf of Mexico blocks have a 10-year primary term, expiring between 2016 and 2022. Assuming we are able to commence exploration and

Mr. Karl Hiller	3	November 20, 2012

Confidential Treatment Requested
By Cobalt International Energy, Inc.

production activities or successfully exploit our properties during the primary lease term, our leases would extend beyond the primary term, generally for the life of production.

West Africa.  As of December 31, 2012, we owned working interests in four blocks offshore West Africa: Blocks 9, 20 and 21 offshore Angola and the Diaba Block offshore Gabon, comprising in the aggregate 5,652,707 gross (1,840,589 net) undeveloped acres.  We do not currently own any working interests in developed acreage offshore West Africa, although exploratory and appraisal wells have discovered hydrocarbons at our Cameia prospect in Block 21 offshore Angola.  We have not yet made a declaration of commercial discovery under our Risk Services Agreement governing Block 21 and our Cameia prospect, so we are unable to determine the size of any potential development area covering our Cameia prospect at this time.  Upon the filing of a declaration of commercial discovery and the approval of a development area by the applicable Angolan government authorities, we will be in a position to specify the acreage assigned to the Cameia development area and seek approval of a formal development plan. After the approval of a development plan, the delineation of a development area and the completion of certain other steps, we will evaluate which acreage associated with the Cameia prospect could then be classified as developed acreage.

The table below summarizes by year and geographic area our undeveloped acreage scheduled to expire in the next five years.

	Undeveloped Acres Expiring
	2013 (1)		2014 (2)		2015		2016		2017 and thereafter (2)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
U.S. Gulf of Mexico	51,480	13,140	168,480	85,996	80,640	33,199	362,880	212,210	843,590	422,016

West Africa
Angola:
Block 9 (3)	—	—	988,688	395,475	—	—	—	—	—	—
Block 20 (4)	—	—	—	—	—	—	1,210,569	484,228	—	—
Block 21 (5)	—	—	—	—	1,210,816	484,326	—	—	—	—
Gabon:
Diaba Block (6)	—	—	—	—	—	—	2,242,634	476,560	—	—

(1)         The gross and net acreage numbers reflected in this column for the U.S. Gulf of Mexico include 17,280 gross (1,620 net) acres covering our Heidelberg prospect, upon which exploratory and appraisal wells have discovered hydrocarbons, but a development project has not yet been sanctioned.  One of the leases covering our Heidelberg prospect, Green Canyon Block 860, which covers 5,760 gross (540 net) acres, expired on May 31, 2012, but is held by a Suspension of Production pending approval of a federal unit and plan of development.

(2)         The gross and net acreage numbers reflected in this column for the U.S. Gulf of Mexico include 5,760 gross (1,152 net) acres covering our Shenandoah prospect, upon which exploratory and appraisal wells have discovered hydrocarbons, but a development project has not yet been sanctioned.

(3)         Pursuant to our Risk Services Agreement governing Block 9, we are entitled to retain our license to acreage associated with development areas approved under the Risk Services Agreement prior to February 24, 2014, subject to certain extensions, for a production period of 20 years, but our license to acreage not associated with an approved development area will expire as of February 24, 2014, subject to certain extensions.

(4)         Pursuant to our Production Sharing Contract governing Block 20, we are entitled to retain our license to acreage associated with development areas approved under the Production Sharing Contract prior to December 20, 2016, subject to certain extensions, for a production period of 30 years, but our license to acreage not associated with an approved development area will expire as of December 20, 2016, subject to certain extensions.

(5)         Pursuant to our Risk Services Agreement governing Block 21, we are entitled to retain our license to acreage associated with development areas approved under the Risk Services Agreement prior to February 24, 2015, subject to certain extensions,

Mr. Karl Hiller	4	November 20, 2012

Confidential Treatment Requested
By Cobalt International Energy, Inc.

for a production period of 25 years, but our license to acreage not associated with an approved development area will expire as of February 24, 2015, subject to certain extensions.  The undeveloped acreage numbers listed in this row include acreage associated with our Cameia prospect, upon which exploratory and appraisal wells have discovered hydrocarbons, but a formal declaration of commercial discovery has not yet been filed with the applicable Angolan government authorities and therefore an associated development area has not yet been approved.

(6)         Pursuant to our Exploration and Production Sharing Contract governing the Diaba Block, we are entitled to retain our license to acreage associated with development areas approved under the Exploration and Production Sharing Contract prior to December 31, 2016, subject to certain extensions, for a production period of up to 20 years, but our license to acreage not associated with an approved development area will expire as of December 31, 2016, subject to certain extensions.

Prior Comment #2.  We respectfully had not intended to revise our disclosure in response to the prior comment #2 in the Staff’s letter dated September 13, 2012, for the reasons set forth in our response letter dated September 26, 2012 and the reasons set forth below in our response to the Staff’s current comment #2.  With respect to the Staff’s related and current comment #2, we seek additional guidance from the Staff on our response to the Staff’s current comment #2.

Prior Comment #3.  In response to the prior comment #3 in the Staff’s letter dated September 13, 2012, we have deleted references to “world-class,” “high-impact” and “mature high impact prospects” in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012. Given that we have deleted the references to “high-impact” and “mature high impact prospects” we believe we have also agreed to and complied with the Staff’s related and current comment #3.  Please also see our response to the Staff’s current comment #3 below.

Prior Comment #4.  In response to the prior comment #4 in the Staff’s letter dated September 13, 2012, we intend to include the following draft disclosure in our Annual Report on Form 10-K for the year ending December 31, 2012: “Our confidence in conducting pre-development activities and progressing our Cameia discovery toward development is based on the fact that the drilling results from our Cameia #2 appraisal well penetrated hydrocarbons and demonstrated lateral continuity within the reservoir originally encountered by our Cameia #1 exploratory well, which provided additional assurance of sufficient areal extent to support our plans to proceed with the evaluation of development options.”

In addition, we intend to include the following draft disclosure in our Annual Report on Form 10-K for the year ending December 31, 2012 in the “Plans for Exploration and Development of U.S. Gulf of Mexico Prospects” section of Item 1.  Please note that the following draft disclosure speaks as of the date of this response letter and our actual disclosure in our Annual Report on Form 10-K for the year ending December 31, 2012 will be modified to account for developments occurring subsequent to the date of this response letter. ***Omitted***

“Our plan for developing our two discoveries, Heidelberg and Shenandoah, is as follows:

Heidelberg.  Our exploratory drilling efforts discovered more than 200 feet of net pay thickness in Miocene horizons at Heidelberg. Located in approximately 5,200 feet of water in Green Canyon 859 within the Tahiti Basin Miocene trend, the Heidelberg #1 exploratory well was drilled to approximately 30,000 feet.  In addition, an appraisal well has been drilled on our Heidelberg discovery which encountered approximately 250 feet of net pay thickness in high-quality Miocene sands.  Log and pressure data from the Heidelberg exploratory well and Heidelberg appraisal well indicate excellent quality, continuous and pressure-connected reservoirs with high-quality oil.  We own a 9.375% non-operated working interest in the Heidelberg discovery.  Our partners in the Heidelberg discovery include Anadarko Petroleum Corporation, as the operator of the Heidelberg

Mr. Karl Hiller	5	November 20, 2012

Confidential Treatment Requested
By Cobalt International Energy, Inc.

discovery (44.25% working interest), Apache Deepwater LLC, a subsidiary of Apache Corporation (12.5% working interest), Eni SpA (12.5% working interest), Statoil ASA (12% working interest), and Exxon Mobil Corporation (9.375% working interest).

***Omitted***

Shenandoah.  Our exploratory drilling efforts discovered approximately 300 feet of net pay thickness in inboard Lower Tertiary horizons at Shenandoah.  The Shenandoah #1 exploratory well, located in approximately 5,750 feet of water in Walker Ridge 52, was drilled to approximately 30,000 feet.  An appraisal well is currently being drilled on our Shenandoah discovery, and the results obtained from this appraisal well will be used to further assess the commerciality of the Shenandoah discovery and potential development options.  We own a 20% non-operated working interest in the Shenandoah discovery.”

Finally, we also intend to include the following draft disclosure in our Annual Report on Form 10-K for the year ending December 31, 2012 in the “Plans for Exploration and Development of West Africa Prospects” section of Item 1.  Please note that the following draft disclosure speaks as of the date of this response letter and our actual disclosure in our Annual Report on Form 10-K for the year ending December 31, 2012 will be modified to account for developments occurring subsequent to the date of this response letter.

“Our plan for developing our Cameia discovery is as follows:

Cameia.  We continue to advance plans to develop our Cameia discovery in Block 21 offshore Angola following the drilling of the successful Cameia #2 appraisal well.  The Cameia #2 appraisal well (i) confirmed the presence of a large hydrocarbon accumulation in what is a high quality reservoir (ii) confirmed lowest known oil to be at least 440 feet deeper than that which was observed in the Cameia exploratory well, and (iii) demonstrated lateral continuity within the reservoir originally encountered by the Cameia exploratory well.  We are currently evaluating development options and have designed much of the critical subsea production equipment necessary to develop the Cameia field.  We plan to choose a development concept, complete the final design of the production facilities, and initiate fabrication of critical equipment in 2013.  In addition, we are in the early stages of selecting a floating production, storage and offloading vessel for production operations at Cameia.  Meetings have been held to ensure alignment of our development plans with our partners, including Sonangol.”

With respect to the Staff’s related and current comment #4, please see our response set forth under the same.

Mr. Karl Hiller	6	November 20, 2012

Confidential Treatment Requested
By Cobalt International Energy, Inc.

Prior Comment #5.  In response to the prior comment #5 in the Staff’s letter dated September 13, 2012, we propose to include the following draft disclosure in our Annual Report on Form 10-K for the year ending December 31, 2012:

Contractual Obligations

As of December 31, 2012, our contractual obligations were limited to payments to be made in connection with the contracts related to the Ensco 8503, Diamond Ocean Confidence and SSV Catarina drilling rigs and other related drilling contracts, office lease payments and lease rental payments for exploration rights from the BOEM for further exploration in the U.S. Gulf of Mexico and offshore West Africa and social payment obligations for Blocks 9, 20 and 21 offshore West Africa.  The following table summarizes by period the payments due for our estimated contractual obligations as of December 31, 2012:

Payments Due By Year
	2013	2014	2015	2016	2017	Thereafter	Total
($ in thousands)
Drilling Rig and Related Contracts	$ TBD	$ TBD	$ TBD	$ TBD	$ TBD	$ TBD	$ TBD
Operating Leases	TBD	TBD	TBD	TBD	TBD	TBD	TBD
Lease Rentals (1)	TBD	TBD	TBD	TBD	TBD	TBD	TBD
Social Payment Obligations (2)	TBD	TBD	TBD	TBD	TBD	TBD	TBD
Total	TBD	TBD	TBD	TBD	TBD	TBD	TBD

(1)         Relates to the annual delay rental payments payable to the Office of Natural Resources Revenue within the U.S. Department of the Interior with respect to our U.S. Gulf of Mexico leases. These annual payments are required to maintain the leases from year to year.

(2)         Includes our contractual payment obligations for social projects such as the Sonangol Research and Technology Center and academic scholarships for Angolan students that we were and are contractually obligated to pay in consideration for the Angolan government granting us the licenses to explore for and develop hydrocarbons offshore Angola.  Pursuant to the terms of the Risk Services Agreements for Blocks 9 and 21 and the Production Sharing Agreement for Block 20, we are not required to pay annual rental payments to maintain the licenses from year to year.

Our Prospects Offshore West Africa, page 16

2.                                      We have read the information you provided in response to prior comment 2 and understand that you would prefer to refrain from disclosing various parameters and measurements of your test. However, we continue to believe that further details are necessary to provide adequate information about the results, given your disclosure of the “potential to produce in excess of 20,000 barrels of oil per day.” We believe you should augment your disclosure to include an estimate of the initial production rates that you believe could be achieved if you were to actually develop the property. It should be clear whether you believe such rates would be close to the 20,000 “potential” figure you disclose, or more in line with the actual stimulated sustained rate of 5,010 barrel per day. Also clarify your purpose of disclosing a measure on the assumption of having no restrictions and the relevancy of this measure in estimating achievable production.

***Omitted***

Mr. Karl Hiller	7	November 20, 2012

Confidential Treatment Requested
By Cobalt International Energy, Inc.

Financial Statements

Note 1 -Organization and Operations, page F-9

3.                                      We understand from your response to prior comment 3 that you regard various interests in exploration properties as “high impact prospects” and activities of evaluating such properties as “maturing high impact prospects” because you believe the properties have a high possibility of containing oil in commercially viable quantities. However, given that you have not established the degree of certainty necessary to claim reserves on these properties your characterization of the prospects as high impact appears to be without the requisite degree of support. Please modify your disclosures concerning exploration properties as necessary to reflect the uncertainty inherent in your prospects and to remove or disassociate high impact terminology from prospects where impact is not quantified.

In response to the prior comment #3 in the Staff’s letter dated September 13, 2012, we have deleted references to “high-impact” and “mature high impact prospects” in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012. Given that we have deleted the references to “high-impact” and “mature high impact prospects” we believe we have also agreed to and complied with the Staff’s above comment.  We likewise will remove all references to “high-impact” and “mature high impact prospects” in our Annual Report on Form 10-K for the year ending December 31, 2012.

With respect to the comment “please modify your disclosures concerning exploration properties as necessary to reflect the uncertainty inherent in your prospects,” we respectfully refer to the disclosures contained under the headings “Risk Factors—We have no proved reserves and areas that we decide to drill may not yield oil in commercial quantities or quality, or at all” and “Risk Factors—We face substantial uncertainties in estimating the characteristics of our prospects, so you should not place undue reliance on any of our estimates.”  We believe that the disclosures contained under those headings, which speak extensively to the uncertainty inherent in our prospects, is adequate to inform investors of the risks and uncertainties associated with our prospects.  Moreover, these risk factors are specifically cross referenced in several places throughout the Form 10-K, including on pages 9, 11, 15, and 16.  We will include similar risk factor language, and appropriate cross references to such risk factor language, in our Annual Report on Form 10-K for the year ending December 31, 2012.  Please also note the proposed disclosure indicated in response to the Staff’s comment #4 below.

4.                                      We note your response to prior comment 4 concerning disclosures indicating that you expect to develop and produce oil from properties on which you have not yet established reserves. You explain that various disclosures such as “we will progress our existing discoveries toward development and production” were not intended to suggest that you will develop and produce from these properties. You indicate the word “toward” was intended to reflect some degree of uncertainty and clarify that you may conclude there is not sufficient justification to proceed with development.

We believe your disclosures need to be revised to achieve clear and fair representation. For example, given the general objective of finding reserves to develop and produce in order to add value to the enterprise, referring to exploration properties as discoveries without clarification has the potential to unjustly elevate the perception of value among readers. Based on the uncertainty articulated in your response, we also understand that you are not able to support the nature of progress suggested by your disclosure.

Until you establish reserves, correlating exploration activities with progress toward development and production dismisses without support the possibility that such activities may ultimately only constitute progress toward abandonment. Please replace references to discoveries with exploration prospects or similar clarifying language, and modify your references to progress as necessary to emphasize that advance in evaluating prospects may only constitute progress

Mr. Karl Hiller	8	November 20, 2012

Confidential Treatment Requested
By Cobalt International Energy, Inc.

toward the point at which you may then determine whether to proceed with development or to abandon the properties. Please also disclose the steps necessary to reach that decision point, describe the uncertainties and significant factors that you will need to address or resolve, the anticipated costs and your timetable.

Similarly, given that you have not established reserves, the disclosures mentioned in your response, “we do not know how long it will take to achieve substantial production from our oil properties” and “we are currently preparing the development schedule and do not have an estimate of first oil production and initial operating cash flow at this time” do not clearly convey the level of uncertainty inherent in your prospects. These and similar disclosures should be modified throughout your filing as necessary to clarify that you do not know whether you will ever establish the reserves necessary to complete an estimate of cash flows or to develop or produce from any of your properties.

We acknowledge the Staff’s comment and respectfully note that our use of the term “discoveries” in relation to our exploration and appraisal efforts refers only to our existing three discoveries: Heidelberg, Shenandoah, and Cameia.  Our exploratory drilling efforts discovered 200 feet of net pay thickness in Miocene horizons at Heidelberg, 300 feet of net pay thickness in inboard Lower Tertiary horizons at Shenandoah and a 1,180 foot gross continuous hydrocarbon column, with a very thick, high quality reservoir at Cameia.  In addition, appraisal wells have been drilled on our Heidelberg and Cameia discoveries and an appraisal well is currently being drilled on our Shenandoah discovery.  The Heidelberg appraisal well encountered approximately 250 feet of net pay thickness in high-quality Miocene sands.  Log and pressure data from the Heidelberg exploratory well and Heidelberg appraisal well indicate excellent quality, continuous and pressure-connected reservoirs with high-quality oil.  The Cameia appraisal well (i) confirmed the presence of a large hydrocarbon accumulation in what is a high quality reservoir (ii) confirmed lowest known oil to be at least 440 feet deeper than that which was observed in the Cameia exploratory well, and (iii) demonstrated lateral continuity within the reservoir originally encountered by the Cameia exploratory well.

We believe that “discovery” is a common industry term that is used to refer to exploration or appraisal wells that have actually discovered hydrocarbons, such as the exploratory and appraisal wells drilled at Heidelberg, Shenandoah and Cameia noted above, and is not intended to refer to (i) our exploration portfolio as a whole, (ii) prospects where drilling activities have not discovered hydrocarbons or (iii) our undrilled exploratory prospects.  We therefore believe that our use of the term “discovery” is appropriate, in line with standard industry usage, and informative to investors.

We further note that our use of the term “discovery” does not imply that we will ultimately sanction a development project on those discoveries, rather the term “discovery” is intended solely to refer to prospects where exploratory and appraisal drilling has in fact discovered hydrocarbons, whether ultimately deemed commercial or not.  We respectfully note the disclosure appearing on pages 14 and 19 of the Form 10-K appearing under the captions “Plans for Exploration and Development of U.S. Gulf of Mexico Prospects” and “Plans for Exploration and Development of West Africa Prospects.”  Under those captions, we explain that the initial well drilled to test a prospect is referred to as an exploratory well. If a discovery is made by the initial exploratory well, the operator may choose to drill one or more appraisal wells to delineate the size and other characteristics of the discovered field. This information is used to create a plan of development, which may include the construction of offshore facilities and drilling of development wells designed to efficiently produce hydrocarbons from the field.  Although we note in several places throughout the Form 10-K, including under the caption “Risk Factors—We have no proved reserves and areas that we decide to drill may not yield oil in commercial quantities or quality, or at all”, that our discoveries may not prove to be economically viable to develop and produce for a variety of factors, we acknowledge the Staff’s comment and

Mr. Karl Hiller	9	November 20, 2012

Confidential Treatment Requested
By Cobalt International Energy, Inc.

propose to include in our Annual Report on Form 10-K for the year ending December 31, 2012 under the captions “Plans for Exploration and Development of U.S. Gulf of Mexico Prospects” and “Plans for Exploration and Development of West Africa Prospects” language substantially similar to the following, in addition to the above-referenced language currently in the Form 10-K:

“A discovery made by the initial exploratory well on a prospect does not ensure that we will ultimately develop or produce oil or gas from such prospect or that a development will be economically viable or successful.  Following a discovery by an initial exploratory well, substantial additional evaluation and analysis will need to be performed prior to official project sanction and development, which may include (i) the drilling of appraisal wells, (ii) the evaluation and analysis of well logs, reservoir core samples, fluid samples and the results of production tests from both exploratory and appraisal wells, and (iii) the preparation of a development plan which includes economic assumptions on the costs of drilling development wells, and the construction or leasing of offshore production facilities and transportation infrastructure.  Any of the foregoing steps of evaluation and analysis may render a particular discovery uneconomic and we may ultimately decide to abandon the prospect, despite the fact that the initial exploratory well, or subsequent appraisal wells, discovered hydrocarbons.”

With respect to the comment “clarify that you do not know whether you will ever establish the reserves necessary to complete an estimate of cash flows or to develop or produce from any of your properties,” we respectfully note that in order to establish reserves for our U.S. Gulf of Mexico discoveries, we must first obtain formal project sanction from our partners.  In order to establish reserves for our offshore Angola discovery, we must first file a declaration of commercial discovery and have a development area approved by the applicable governmental authorities in Angola.  With respect to the Staff’s comment, we propose to include the following disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Annual Report on Form 10-K for the year ending December 31, 2012:

“We are a development stage enterprise and will continue to be so until commencement of substantial production from our properties or we have proved reserves. We do not know how long it will take to achieve substantial production from our properties or to establish reserves, and we cannot provide assurance that we will ever be able to establish the reserves necessary to develop or produce from our properties.”

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (713) 579-9100.  In addition, to ensure timely receipt, please send any future correspondence via fax to the following fax number: (713) 579-9184.

Sincerely,

/s/ John P. Wilkirson
John P. Wilkirson
Chief Financial Officer and Executive Vice President

cc:                                                        Joseph H. Bryant

Jeffrey A. Starzec, Esq.

Richard D. Truesdell, Jr., Esq.